Exhibit 12

Coca-Cola Bottling Co. Consolidated

Earnings to Fixed Charges

In Thousands (Except Ratios)

	Second Quarter		First Half
	2006	2005	2006	2005
Computation of Earnings
Income before income taxes	$15,245	$19,849	$16,619	$21,057
Add:
Minority interest	1,149	1,441	1,705	1,961
Interest expense	12,180	12,547	23,735	23,775
Amortization of debt premium/discount and expenses	663	346	1,328	616
Interest portion of rent expense	296	266	588	536

Earnings as adjusted	$29,533	$34,449	$43,975	$47,945

Computation of Fixed Charges:
Interest expense	$12,180	$12,547	$23,735	$23,775
Capitalized interest	82	74	145	134
Amortization of debt premium/discount and expenses	663	346	1,328	616
Interest portion of rent expense	296	266	588	536

Fixed charges	$13,221	$13,233	$25,796	$25,061

Ratio of Earnings to Fixed Charges	2.23	2.60	1.70	1.91